U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Commonwealth Associates L.P.
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   (Last)               (First)                 (Middle)

830 Third Avenue

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                                    (Street)
New York, New York                              10022

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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

May 8, 2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

13-3467952
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4. Issuer Name and Ticker or Trading Symbol

HealthWatch, Inc. (Nasdaq SmallCap Market: HEAL)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|X|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

            Robert Priddy is a director
            ---------------------------
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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |X| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                         5. Owner-
                                                           3. Title and Amount of Securities                ship
                                                              Underlying Derivative Security                Form of
                                    2. Date Exercisable       (Instr. 4)                                    Derivative
                                       and Expiration Date    ------------------------------ 4. Conver-     Security:
                                       (Month/Day/Year)                       Amount            sion or     Direct     6. Nature of
                                    -----------------------                     or              Exercise    (D) or        Indirect
                                         Date       Expira-                   Number            Price of    Indirect      Beneficial
1. Title of Derivative                   Exer-      tion                        of              Derivative  (I)           Ownership
   Security (Instr. 4)                   cisable    Date       Title          Shares            Security    (Instr. 5)    (Instr. 5)
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
Warrants to purchase Units (1)           immed      05/08/05   Common Stock    295,535          (1)          D            (2)
Series C 8% Convertible Preferred Stock  n/a        n/a        Common Stock    117,333          $1.875       I            (3)
Warrants to purchase Common Stock        immed      12/23/04   Common Stock    366,668          $0.05        I            (3)
Warrants to purchase Common Stock        immed      02/07/05   Common Stock  1,000,000          $3.50        I            (3)
Series C 8% Convertible Preferred Stock  n/a        n/a        Common Stock     53,333          $1.875       I            (4)
Warrants to purchase Common Stock        immed      12/23/04   Common Stock    166,667          $0.05        I            (4)
Warrants to purchase Units(1)            immed      05/08/05   Common Stock    107,680          (1)          I            (4)
Series D 8% Convertible Preferred Stock  n/a        n/a        Common Stock     57,142          $3.50        I            (4)
Warrants to purchase Common Stock        immed      05/08/05   Common Stock     14,286          $3.50        I            (4)
Series D 8% Convertible Preferred Stock  n/a        n/a        Common Stock    285,714          $3.50        I            (5)
Warrants to purchase Common Stock        immed      05/08/05   Common Stock     71,430          $3.50        I            (5)
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

Explanation of Responses:

See attached footnotes.

Commonwealth Associates L.P.
By: Commonwealth Associates Management Corp., its general partner


/s/ Joseph Wynne                                            7/3/00
---------------------------------------------            -----------------------
      ** Signature of Reporting Person                            Date
         Joseph Wynne
         Chief Financial Officer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

FOOTNOTES

(1) Each Unit consists of (i) 1,000 shares of Series D 8% Convertible Preferred Stock, each share of which is initially convertible into 28.57 shares of Common Stock at a conversion price of $3.50, and (ii) warrants to purchase 7,143 shares of Common Stock at an exercise price of $3.50 per share.

(2) These shares and warrants are owned directly by Commonwealth Associates L.P ("Commonwealth"). Michael S. Falk ("Falk") and Robert Priddy ("Priddy") are directors and shareholders of Commonwealth Associates Management Corp., the general partner of Commonwealth ("CAMC"). Falk is the Chairman, CEO and principal stockholder of CAMC. Falk and Priddy disclaim beneficial ownership of the shares and warrants held by Commonwealth other than that portion which corresponds with their respective equity ownership in CAMC.

(3) These shares and warrants are owned directly by ComVest Capital Partners LLC ("ComVest"). Falk and Priddy are Managers and principal members of ComVest. Falk and Priddy disclaim beneficial ownership of the shares and warrants held by ComVest other than that portion which corresponds with their respective membership interests in ComVest.

(4) These shares and warrants are owned directly by Falk.

(5) These shares and warrants are owned directly by Priddy.

                             JOINT FILER INFORMATION

Name:                   Commonwealth Associates Management Corp.
                        830 Third Avenue
                        New York, New York 10022

Designated Filer:       Commonwealth Associates L.P.

Issuer & Ticker Symbol: HealthWatch, Inc. (HEAL)

Statement Date:         May 8, 2000


Signature:              By: /s/ Joseph Wynne
                           --------------------------------------
                            Joseph Wynne, Chief Financial Officer

Name:                   Michael S. Falk
                        830 Third Avenue
                        New York, New York 10022

Designated Filer:       Commonwealth Associates L.P.

Issuer & Ticker Symbol: HealthWatch, Inc. (HEAL)

Statement Date:         May 8, 2000


Signature:              /s/ Michael S. Falk
                        -----------------------------------------
                            Michael S. Falk

Name:                   Keith Rosenbloom
                        830 Third Avenue
                        New York, New York 10022

Designated Filer:       Commonwealth Associates L.P.

Issuer & Ticker Symbol: HealthWatch, Inc. (HEAL)

Statement Date:         May 8, 2000


Signature:              /s/ Keith Rosenbloom
                        -----------------------------------------
                            Keith Rosenbloom

Name:                   Robert Priddy
                        RMC Capital, LLC
                        1640 Powers Ferry, Suite 125
                        Marietta, Georgia 30067

Designated Filer:       Commonwealth Associates L.P.

Issuer & Ticker Symbol: HealthWatch, Inc. (HEAL)

Statement Date:         May 8, 2000


Signature:              /s/ Robert Priddy
                        -----------------------------------------
                            Robert Priddy